[LETTERHEAD OF GIBSON, DUNN & CRUTCHER LLP]

Robyn Zolman Direct: +1 303.298.5740 Fax: +1 303.313.2830 RZolman@gibsondunn.com

August 12, 2011

VIA EDGAR

Mr. Charles Lee

Division of Corporation Finance

Securities and Exchange Commmission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Stater Bros. Holdings Inc. Registration Statement on Form S-4, File No. 333-175140

Dear Mr. Lee:

This letter confirms on behalf of Stater Bros. Holdings Inc. (the “Company”) that the exchange period for the exchange offer covered by the Company’s above-referenced registration statement will run through 5:00 p.m., New York City time, on the 21st business day following the commencement date of the exchange offer.

Please contact me with any questions.

Sincerely,

/s/ Robyn Zolman

Robyn Zolman

REZ/tlg